Exhibit 99.2
PetroChina Acquires Keppel’s Entire Stake in
Singapore Petroleum Company
24 May 2009, Beijing — PetroChina Company Limited (“PetroChina”, SEHK stock code 00857; NYSE symbol PTR; SSE stock code 601857) announced today that PetroChina, through its indirectly wholly owned subsidiary, PetroChina International (Singapore) Pte. Ltd. (which it holds via PetroChina International Company Ltd. (“PetroChina International”)), has entered into a conditional agreement with Keppel Oil and Gas Services Pte Ltd, a wholly owned subsidiary of Keppel Corporation Limited (“Keppel”), to acquire its entire shareholding in Singapore Petroleum Company Limited (“SPC”) representing approximately 45.51% of the total issued share capital of SPC (excluding treasury shares) for cash consideration of S$6.25 per share, equivalent to approximately S$1.47 billion (approximately US$1.02 billion) to be paid in full on completion. If and when the acquisition is completed, subject to Chinese regulatory approvals, PetroChina International (Singapore) Pte. Ltd. intends to make a Mandatory General Offer for the remaining shares of SPC.
SPC is a regional energy company with interests in petroleum refining and marketing and in oil and gas exploration and production. SPC has a 50% interest in Singapore Refining Company Private Limited, one of the three major petroleum refiners in Singapore. SPC also conducts terminalling and distribution and trading of crude and refined petroleum products.
PetroChina said, “After PetroChina International (Singapore) Pte. Ltd. purchases the stake in SPC, SPC will become a new platform for the implementation of our international strategy and will provide a broader foundation and stable path for development.”
Discussing the rationale for Keppel’s sale of its shares in SPC, Mr. Choo Chiau Beng, CEO of Keppel remarked, “Over the last 10 years, Keppel has grown SPC, establishing it as a reliable supplier of quality energy products while diversifying its businesses upstream into exploration and production. This divestment of our stake in SPC would enable Keppel to seize opportunities that would enhance value creation for shareholders.”
PetroChina and Keppel also plan to explore opportunities in the offshore oil industry and in other areas of mutual benefit as such opportunities become available.
PetroChina is one of the largest oil and gas companies in the world. PetroChina is engaged in a broad range of oil and natural gas activities including the exploration, development, production and marketing of crude oil and natural gas; refining, transportation, storage and marketing of crude oil and oil products; production and marketing of primary petrochemical products, derivative chemical products and other chemical products; and transportation of natural gas, crude oil and refined products.
PetroChina International (Singapore) Pte. Ltd. is an indirectly wholly owned subsidiary of PetroChina via PetroChina International Company Ltd. Its principal activities are trading in physical crude oil, refined oil products and petrochemicals, and investment in a storage facility. Its main markets include Indonesia, Vietnam, Singapore, South Korea and China.
Deutsche Bank is acting as Sole Financial Advisor and Drew & Napier is acting as Legal Advisor to PetroChina International (Singapore) Pte. Ltd. in connection with this transaction.
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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn
Issued by PetroChina Company Limited
For further information, please contact:
PetroChina Company Limited

Hong Kong:	Fax: (852) 2899 2390
Mao Zefeng, Assistant Secretary to the	E-mail: hko@petrochina.com.hk
Board of Directors
Tel: (852) 2899 2010

Public Relations Office:	Fax: (8610) 6209 9558
Yuan Xinxiang	E-mail: yuanxx@petrochina.com.cn
Tel: (8610) 5998 6037

PR Agency (Overseas media):
Hill & Knowlton Asia Ltd. Kong Hoi Ni	Fax: (852) 2576 3551
Tel: (852) 2894 6323	E-mail: hoini.kong@hillandknowlton.com.hk

PR Agency (Domestic media):
EverBloom Investment Consulting He Bin	Fax: (8610) 6553 6211
Tel: (8610) 6553 6235	E-mail: bin.he@everbloom.com.cn

Financial Advisor:
Deutsche Bank AG, Hong Kong Branch	Fax: (852) 2203 7215
Xiuping Zhang, Managing Director,	Cell: (852) 9676 9026
Head of Mergers and Acquisitions, China	E-mail: xiuping.zhang@db.com
Tel: (852) 2203 7438

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